The Northern Trust Company

50 South LaSalle Street

Chicago, IL 60603

(312) 630-6000

March 20, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tony Burak

RE:	Alpha Core Strategies Fund (“Alpha”) and Equity Long/Short Opportunities Fund

(“Equity” and collectively, the “Trusts” or “Registrants”)

Form N-CSR filings for the period ended March 31, 2016

(Alpha File No. 811-21630 and Equity File No. 811-22611)

Dear Mr. Burak:

The following responds to the comment The Northern Trust Company, Administrator to the Trusts, received from you on February 27, 2017 regarding the above-referenced Form N-CSR filings for the period ended March 31, 2016 filed by the Trusts on June 3, 2016. Following is a description of the comment received accompanied by the Trusts’ response:

Comment: For all funds subject to expense waivers or expense limitations, please confirm whether any expense amounts waived are subject to recoupment in future periods by the investment adviser. If so, please include a statement to that effect in the notes to the financial statements in the future.

Response: Registrants confirm that expense amounts reimbursed by the investment adviser are subject to recoupment in the next fiscal year after the year in which such amount was reimbursed if such recoupment can be achieved without exceeding the applicable expense cap; however, the Registrants’ investment adviser did not recoup any previously reimbursed expenses during the fiscal year ended March 31, 2016. In the future, additional language will be added to the Trusts’ shareholder reports stating that expense amounts reimbursed by the investment adviser are subject to recoupment and disclosing the amount of any recoupment during the applicable fiscal year.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrants, that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and
•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that this letter responds to your comments. Please feel free to call me at (312) 557-2996 if you have any questions regarding the foregoing.

Sincerely,

/s/ Craig R. Carberry
Craig R. Carberry
Secretary of the Trust

cc:	Robert D. DiCarlo, 50 South Capital Advisors, LLC

Steven P. Farmer, Northern Trust Investments, Inc.

Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP

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